

February 21, 2023

Paul Joachimczyk
Company Vice President and Chief Financial Officer
American Woodmark Corporation
561 Shady Elm Road
Winchester, VA 22602

> **Re: American Woodmark Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **Filed June 29, 2022**
> **Form 10-Q for the Period Ended October 31, 2022**
> **Filed November 22, 2022**
> **File No. 000-14798**

Dear Paul Joachimczyk:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2022

Liquidity and Capital Resources, page 25

1. We note your disclosures regarding future minimum annual commitments for contractual obligations and the A&R Credit Agreement including a reference to *Note F - Loans Payable and Long-Term Debt* for a discussion of interest rates. Please revise to disclose estimated interest payments on your debt to fully analyze material cash requirements, to the extent material. Refer to Item 303(b)(1) of Regulation S-K.

Notes to the Consolidated Financial Statements
Note A - Summary of Significant Accounting Policies, page 33

2. We note you operate within a single reportable segment. We further note in certain of

your earnings calls, you refer to growth among other results in your business in terms of new construction, remodel and made-to-order business. Disclose the basis for your conclusion of having one reportable segment, including a discussion of whether your different revenue streams represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-21. In your response, specifically address how the different information disclosed on your earnings calls impacted your operating and reportable segment assessments.

Revenue Recognition, page 33

3. We note your disclosure on page 4 that you provide installation services to your direct builder customers via your network of eight primary service centers. Please quantify for us the amount of these service revenues. Tell us and disclose, to the extent material, your revenue recognition policies for these services, including how you identified your performance obligations under ASC 606-10-25-14 and when you satisfy your performance obligations under ASC 606-10-25-23 through 37.

Note M - Revenue Recognition, page 51

4. We note your disclosures of net sales by major sales distribution channel and percentage of net sales for the Company's largest customers. We also note your disclosure that you offer products in various product lines and categories including made-to-order and stock. Please tell us how you considered disclosure of revenues for external customers for each product and service pursuant to FASB ASC 280-10-50-40.

5. Please tell us how the new construction, remodel and made-to-order business information discussed on your earnings calls relates to your disaggregated revenue disclosures on page 51 as the categories do not appear to by synonymous.

Form 10-Q for the Period Ended October 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

6. We note your discussion of financial results and that you attribute the changes in net sales over the reporting periods to growth in all sales channels and the changes in gross profit over the reporting periods to multiple factors, including offsetting factors. We note a similar discussion in your 10-K filing. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. We further note in your respective earnings call, you discuss additional contributing factors such as backlog, price increases, higher material costs among other factors. Tell us your consideration for discussing and quantifying those factors in your filings. Refer to Item 303(b) and (c) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephany Yang at (202) 551-3167 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing